Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:      +9140 4900 2900

Fax:     +9140 4900 2999

Email: mail@drreddys.com www.drreddys.com

December 8, 2015

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai - 400 001 Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039 Scrip Code: 500124	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051 Fax Nos.: 022-26598120/ 26598237/ 26598238 Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Update

This is with reference to our press release dated November 26, 2015 on USFDA warning letter.

In this regard, we would like to inform that the Company has submitted response to the USFDA on December 7, 2015.

Kindly take the above information on record.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)